EXHIBIT 12

COMPUTATION OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(Dollars in thousands)	2016	2015	2014	2013	2012
Net income	$186,777	$142,844	$105,382	$65,128	$76,395
Income tax expense	85,193	64,094	35,683	16,133	28,496
Income before income tax expense	$271,970	$206,938	$141,065	$81,261	$104,891
Fixed charges
Interest on short-term and other borrowings	$16,121	$11,997	$11,614	$11,107	$14,086
Fixed charges excluding interest on deposits	16,121	11,997	11,614	11,107	14,086
Interest on deposits	51,580	47,103	33,090	35,846	49,364
Fixed charges including interest on deposits	$67,701	$59,100	$44,704	$46,953	$63,450
Preferred stock dividends (1) (2)	7,977	—	—	—	—
Fixed charges including preferred stock dividends	$75,678	$59,100	$44,704	$46,953	$63,450
Earnings for ratio computations (3)
Excluding interest on deposits	$288,091	$218,935	$152,679	$92,368	$118,977
Including interest on deposits	$339,671	$266,038	$185,769	$128,214	$168,341
Ratio of earnings to fixed charges (4)
Excluding interest on deposits	17.87	18.25	13.15	8.32	8.45
Including interest on deposits	5.02	4.50	4.16	2.73	2.65
Ratio of earnings to fixed charges and preferred dividends (3)
Excluding interest on deposits	11.95	18.25	13.15	8.32	8.45
Including interest on deposits	4.49	4.50	4.16	2.73	2.65

(1)
On May 9, 2016, the Company issued an aggregate 2.3 million depositary shares, each representing a 1/400th ownership interest in a share of the Company's 6.60% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series C. On December 13, 2016, the Company declared a quarterly cash dividend of $0.4125 per depositary share, which was paid on February 1, 2017.

(2)
On August 5, 2015, the Company issued an aggregate 3.2 million depositary shares, each representing a 1/400th ownership interest in a share of the Company's 6.625% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series B. On January 4, 2017, the Company declared a semi-annual cash dividend of $0.8281 per depositary share, which was paid on February 1, 2017.

(3) Earnings are the sum of income before income tax expense and fixed charges.
(4) For the purposes of calculating the ratio of earning to fixed charges, fixed charges are the sum of interest and debt expenses, excluding interest on deposits, and, in the second alternative, fixed charges are the sum of interest and debt expenses including interest on deposits.